SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to

§ 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

QUAD/GRAPHICS, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

747301109

(CUSIP Number)

James E. Bedar
Brown Rudnick LLP
One Financial Center
Boston, MA 02111
(617) 856-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2012 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747301109	Page 2 of 15 Pages

13D

1	NAME OF REPORTING PERSONS Catalyst Fund Limited Partnership II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,664,874
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,664,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,664,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 747301109	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS Catalyst Fund General Partner II Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,664,874
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,664,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,664,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 747301109	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS CCGI Holdings II Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,664,874
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,664,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,664,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 747301109	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS The Catalyst Capital Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,664,874
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,664,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,664,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 747301109	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS Newton Glassman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,664,874
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,664,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,664,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 747301109	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS Gabriel de Alba
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,664,874
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,664,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,664,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 747301109	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS Jonathan A. Levin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,664,874
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,664,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,664,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 747301109	Page 9 of 15 Pages

SCHEDULE 13D

Company: QUAD/GRAPHICS, INC.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the class A common stock, par value $0.025 per share (the “Class A Common Stock”), of Quad/Graphics, Inc., a Wisconsin corporation (the “Company”). The principal executive offices of the Company are located at N61 W23044 Harry’s Way, Sussex, Wisconsin 53089-3995.

Item 2.	Identity and Background.

This Schedule 13D is filed by Catalyst Fund Limited Partnership II, Catalyst Fund General Partner II Inc., CCGI Holdings II Inc., The Catalyst Capital Group Inc., Newton Glassman, Gabriel de Alba, and Jonathan A. Levin (the “Reporting Persons”).

Catalyst Fund Limited Partnership II is an investment fund and a limited partnership organized under the laws of Ontario, Canada. Catalyst Fund Limited Partnership II’s principal business and office address is 77 King Street West, Suite 4320, P.O. Box 212, Royal Trust Tower, Toronto, ON M5K 1J3. Catalyst Fund General Partner II Inc. is the sole general partner of Catalyst Fund Limited Partnership II.

Catalyst Fund General Partner II Inc. is the sole general partner of Catalyst Fund Limited Partnership II and a corporation organized under the laws of Ontario, Canada. Catalyst Fund General Partner II Inc.’s principal business and office address is 77 King Street West, Suite 4320, P.O. Box 212, Royal Trust Tower, Toronto, ON M5K 1J3. Catalyst Fund General Partner II Inc. is a wholly-owned subsidiary of CCGI Holdings II Inc. Newton Glassman, Gabriel de Alba and Jonathan A. Levin are the officers and Newton Glassman is the director of Catalyst Fund General Partner II Inc.

CCGI Holdings II Inc. is a holding company and corporation that wholly owns Catalyst Fund General Partner II Inc., organized under the laws of Ontario, Canada. CCGI Holdings II Inc.’s principal business and office address is 77 King Street West, Suite 4320, P.O. Box 212, Royal Trust Tower, Toronto, ON M5K 1J3. Newton Glassman, Gabriel de Alba and Jonathan A. Levin are the officers and Newton Glassman is the director of CCGI Holdings II Inc.

The Catalyst Capital Group Inc. is a privately held investment management firm and a corporation organized under the laws of Ontario, Canada. The Catalyst Capital Group Inc.’s principal business and office address is 77 King Street West, Suite 4320, P.O. Box 212, Royal Trust Tower, Toronto, ON M5K 1J3. The Catalyst Capital Group Inc. is the manager of Catalyst Fund Limited Partnership II as defined in the Manager Advisory Agreement by and between The Catalyst Capital Group Inc. and Catalyst Fund Limited Partnership II. Newton Glassman, Gabriel de Alba and Jonathan A. Levin are the officers and Newton Glassman is the director of The Catalyst Capital Group Inc. Newton Glassman and Gabriel de Alba are President & Managing Partner and Managing Director & Partner, respectively, of The Catalyst Capital Group Inc.

CUSIP No. 747301109	Page 10 of 15 Pages

Newton Glassman, a citizen of Canada, is the President & Managing Partner of The Catalyst Capital Group Inc. and an officer and director of The Catalyst Capital Group Inc., CCGI Holdings II Inc. and Catalyst Fund General Partner II Inc. Mr. Glassman’s business address is c/o The Catalyst Capital Group Inc., 77 King Street West, Suite 4320, P.O. Box 212, Royal Trust Tower, Toronto, ON M5K 1J3. Mr. Glassman through various roles as described herein exercises voting and investment control over Catalyst Fund Limited Partnership II.

Gabriel de Alba, a citizen of the United States, is a Managing Director & Partner of The Catalyst Capital Group Inc. and an officer of The Catalyst Capital Group Inc., CCGI Holdings II Inc. and Catalyst Fund General Partner II Inc. Mr. de Alba’s business address is c/o The Catalyst Capital Group Inc., 77 King Street West, Suite 4320, P.O. Box 212, Royal Trust Tower, Toronto, ON M5K 1J3. Mr. de Alba through various roles as described herein exercises voting and investment control over Catalyst Fund Limited Partnership II.

Jonathan A. Levin, a citizen of Canada, is an officer of The Catalyst Capital Group Inc., CCGI Holdings II Inc. and Catalyst Fund General Partner II Inc. Mr. Levin’s business address is 333 Bay Street, Suite 2400, Bay Adelaide Centre, Box 20, Toronto, ON M5H 2T6. Mr. Levin through various roles as described herein exercises voting and investment control over Catalyst Fund Limited Partnership II.

This Schedule 13D reports Catalyst Fund General Partner II Inc.’s, CCGI Holdings II Inc.’s, The Catalyst Capital Group Inc.’s, Newton Glassman’s, Gabriel de Alba’s and Jonathan A. Levin’s indirect beneficial ownership of the shares of Class A Common Stock directly held by Catalyst Fund Limited Partnership II.

During the past five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In July 2010, Catalyst Fund Limited Partnership II received 2,662,737 shares of the Class A Common Stock in connection with the Company’s acquisition of World Color Press Inc. (f/k/a Quebecor World (USA) Inc.), pursuant to the Reporting Persons’ former shareholdings in World Color Press Inc.

The Reporting Persons expended an aggregate of approximately $33,000 of working capital to purchase an additional 2,137 shares of Class A Common Stock in October 2011. Such transaction was effected in an open market purchase.

CUSIP No. 747301109	Page 11 of 15 Pages

Item 4.	Purpose of Transaction.

The Reporting Persons are long-term shareholders of the Company. The Reporting Persons view the Company as a superior, low-cost operator with tremendous potential and believe in the Company’s long-term prospects and value proposition.

However, the Reporting Persons believe that due to severe, ongoing mismanagement, the Company’s stock is substantially undervalued. As a result, the Reporting Persons have engaged, and expect to continue to engage, in discussions with management, the board of directors, other stakeholders of the Company and other relevant parties concerning the business, operations, management, strategy and future plans of the Company. These discussions have been based on publicly available information and, in such discussions, the Reporting Persons have not received any material non-public information about the Company, or otherwise. Through these discussions, the Reporting Persons have shared their concerns and recommended that the Company take certain actions to address these concerns in ways that will maximize shareholder value.

The Reporting Persons have made clear to the Company that they believe it needs to (i) communicate better with analysts and investors, in order to rebuild credibility with “the street” and avoid its stock becoming an “orphan” stock; (ii) clarify its strategy and provide greater financial transparency; and (iii) transform its focus, governance and culture from a private to a public company mentality. The Reporting Persons have conveyed to the Company how they believe the Company has failed in its approach to communicating with analysts and its investors, and have offered suggestions about how to correct this fundamental flaw. The Reporting Persons believe that these suggestions have been ignored to the detriment of investors and the Company’s stock price. The Company’s inability to communicate effectively with the market was highlighted in the recently completed fiscal year, when the Company had to significantly lower its earnings estimates in two consecutive quarters and the Company lost over 66% of its equity value from December 31, 2010 to March 30, 2012. As a consequence, the Reporting Persons believe that the Company’s financial and investor relations functions are broken and need to be fixed. The Reporting Persons believe, and have indicated to the Company, that the Company’s weakness in this area is compelling enough to warrant the replacement of its Chief Financial Officer with someone with more public company savvy and the services of an additional, independent director with demonstrated capital markets experience and investor relations strengths.

In addition to improving its inadequate communications strategy, the Reporting Persons believe the Company must better leverage its financial resources to maximize shareholder value. Accordingly, the Reporting Persons have also urged the Company not to invest in additional businesses until its stock price improves. This urging was ignored by the Company, as it recently purchased a specialty printer in the U.S., exchanged its Canadian assets with Transcontinental’s Mexican assets, and purchased a minority interest in a print solutions company in India. Furthermore, the Company has failed to provide adequate information regarding the terms of these transactions or the profitability of these companies.

CUSIP No. 747301109	Page 12 of 15 Pages

Catalyst has also urged the Company to significantly increase its dividend and stock buyback efforts. These suggestions, too, have been to no avail. To be clear, the Reporting Persons believe that the Company’s recently announced increase of its quarterly cash dividend by 25% to $0.25 per share is insufficient.

The Reporting Persons expect to continue to engage in discussions with the Company and other concerned stakeholders about these and related matters. The Reporting Person may also make proposals to the board, seek to change the composition of, or seek representation on, the board, or engage in other activities, all with the underlying purpose of increasing shareholder value.

Except as described herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by management and the board of directors, price levels and trading activity of the Company’s stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate for investment purposes and/or to change or influence the control of the Company, including, without limitation, (i) acquiring additional common stock and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Company in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in short selling of or any hedging or similar transactions with respect to the Securities; and/or (iv) otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Catalyst Fund Limited Partnership II (and Catalyst Fund General Partner II Inc., CCGI Holdings II Inc., The Catalyst Capital Group Inc., Newton Glassman, Gabriel de Alba and Jonathan A. Levin through the Catalyst Fund Limited Partnership II) beneficially own 2,664,874 shares of Class A Common Stock. The shares of Class A Common Stock presently held by Catalyst Fund Limited Partnership II represent approximately 8.1% of the issued and outstanding shares of Class A Common Stock of the Company, based upon the 32,725,759 shares of Class A Common Stock issued and outstanding as reported in the Company’s Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on February 29, 2012.

Pursuant to Rule 13d-3(d)(1)(i) the number of issued and outstanding shares of Class A Common Stock assumes that each other shareholder of the Company does not exercise or convert any other rights, warrants, options or securities exercisable or convertible into Class A Common Stock within 60 days of the date of this report.

CUSIP No. 747301109	Page 13 of 15 Pages

(b)	Newton Glassman, Gabriel de Alba and Jonathan A. Levin, in their capacities as defined herein share the power to vote and dispose of the 2,664,874 shares of Class A Common Stock, directly owned by Catalyst Fund Limited Partnership II.

(c)	No transactions in the shares of Class A Common Stock were effected by the Reporting Persons during the past sixty (60) days.

(d)	Newton Glassman, Gabriel de Alba and Jonathan A. Levin, in their capacities as defined herein, share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock directly owned by Catalyst Fund Limited Partnership II.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

Except as described herein and in the Joint Filing Agreement attached as Exhibit I, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit I.	Joint Filing Agreement by and among Catalyst Fund Limited Partnership II, Catalyst Fund General Partner II Inc., CCGI Holdings II Inc., The Catalyst Capital Group Inc., Newton Glassman, Gabriel de Alba and Jonathan A. Levin, dated as of April 13, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2012

CATALYST FUND LIMITED PARTNERSHIP II

	By:	CATALYST FUND GENERAL PARTNER II INC., its General Partner

	By:	/s/ Newton Glassman
Name: Newton Glassman
Title: Director

/s/ Newton Glassman
Newton Glassman	CATALYST FUND GENERAL PARTNER II INC.

	By:	/s/ Newton Glassman
Name: Newton Glassman
Title: Director

/s/ Gabriel de Alba
Gabriel de Alba

CCGI HOLDINGS II INC.

/s/ Jonathan A. Levin	By:	/s/ Newton Glassman
Jonathan A. Levin		Name: Newton Glassman
Title: Director

THE CATALYST CAPITAL GROUP INC.

	By:	/s/ Newton Glassman
Name: Newton Glassman
Title: President / Managing Partner / Director

Signature Page to Schedule 13D